UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

 Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Measuring Instruments to Participate in Investor Events in September”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2016	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

Company Press Release

Nova Measuring Instruments to Participate in Investor Events in
September

Eitan Oppenhaim, President & CEO, to Attend Citi 2016 Global Technology Conference and
Present at the Drexel Hamilton TMT Conference

Rehovot, Israel, August 16, 2016 - Nova Measuring Instruments (Nasdaq: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing, today announced that Eitan Oppenhaim, President and CEO, will attend two upcoming events in September:

•	Citi 2016 Global Technology Conference - the conference will be held on September 6-8, 2016, at the New York Hilton Midtown Hotel, New York City. Mr. Oppenhaim will be available on Tuesday, September 6 for one-one-one meetings.

•	The Drexel Hamilton Technology, Media & Telecom Conference - the conference will be held on September 6-8, 2016, at the W Hotel in New York City. Mr. Oppenhaim will present on Wednesday, September 7, at 11:20am ET and will be available for one-on-one meetings during the day.

To schedule a one-on-one meeting at either of these events, please contact Miri Segal at: msegal@ms-ir.com.

About Nova: Nova Measuring Instruments delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today’s high-end semiconductor market. Nova’s technical innovation and market leadership enable customers to improve process performance, enhance products’ yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.